SHARK WHEEL, INC.

(a Delaware corporation)

Audited Consolidated Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

June 22, 2021

To: Board of Directors, SHARK WHEEL, INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of SHARK WHEEL, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, CO

June 22, 2021

SHARK WHEEL, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 399,968	$ 281,662
Inventories	452,643	140,947
Other current assets	81,199	123,524
Total Current Assets	933,810	546,133
Non-Current Assets		
Fixed assets, net	38,873	31,865
Intangible assets, net	8,716	8,716
Security deposits	4,897	4,897
TOTAL ASSETS	**$ 986,296**	**$ 591,611**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 77,302	$ 109,679
Other current liabilities	13,019	41,710
Deferred revenue	0	254,415
PPP loans payable	73,400	0
Notes payable – current	99,030	0
Notes payable, related party – current	85,212	120,000
Total Current Liabilities	347,963	525,804
TOTAL LIABILITIES	**347,963**	**525,804**
Shareholders' Equity		
Common stock, Class A (20,373,272 and 15,934,352 shares outstanding as of December 31, 2020 and 2019)	2,037	1,593
Common stock, Class B (627,728 authorized shares of $0.0001 par value authorized, 627,728 and 627,728 shares outstanding as of December 31, 2020 and 2019)	63	63
Common stock, Class C (3,000,000 and 387,834 shares outstanding as of December 31, 2020 and 2019	300	39
Additional paid-in capital	4,160,294	3,003,814
Accumulated deficit	(3,524,361)	(2,939,702)
TOTAL SHAREHOLDERS' EQUITY	**638,333**	**65,807**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 986,296**	**$ 591,611**

SHARK WHEEL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 2,468,579	$ 903,942
Grant income	144,863	277,657
Less: Cost of goods sold	1,497,454	615,201
Gross Profit	1,115,988	566,389
Operating Expenses:		
General and administrative	1,254,005	801,399
Stock-based compensation	0	1,539,414
Research and development	275,419	258,624
Sales and marketing	201,743	146,699
Total Operating Expenses	1,731,167	2,746,136
Net operating income	(615,179)	(2,179,747)
Other Expense:		
Other income (expense)	29,477	17
Interest income (expense)	1,043	0
Net Loss	$ (584,659)	$ (2,179,764)

SHARK WHEEL, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock, Class A	Common Stock, Class B	Class Stock, Class B	Additional Paid-In Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	$ at par	$ at par	$ at par			
Balance as of January 1, 2019	**$ 1,593**	**$ 63**	**$ 0**	**$ 976,888**	**$ (759,938)**	**$ 218,606**
Issuance of stock			39	528,654		528,693
Offering costs				(41,142)		(41,142)
Stock-based compensation				1,539,414		1,539,414
Net Loss					(2,179,764)	(2,179,764)
Balance as of December 31, 2019	**$ 1,593**	**$ 63**	**$ 39**	**$ 3,003,814**	**$ (2,939,702)**	**$ 65,807**
Issuance of stock, net of offering costs	444		261	1,156,480		1,157,185
Net Loss					(584,659)	(584,659)
Balance as of December 31, 2020	**$ 2,037**	**$ 63**	**$ 300**	**$ 4,160,294**	**$ (2,939,702)**	**$ 638,333**

SHARK WHEEL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (584,659)	$ (2,179,764)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	19,442	18,764
Stock-based compensation	0	1,539,414
Changes in operating assets and liabilities:		
(Increase) Decrease in inventories	(311,696)	(52,166)
(Increase) Decrease in other current assets	42,325	(52,012)
Increase (Decrease) in accounts payable	(32,377)	13,157
Increase (Decrease) in other current liabilities	(28,691)	35,508
Increase (Decrease) in deferred revenue	(254,415)	111,274
Net Cash Used In Operating Activities	(1,150,071)	(565,825)
Cash Flows From Investing Activities		
Capital expenditures	(26,450)	(7,611)
Net Cash Used In Investing Activities	(26,450)	(7,611)
Cash Flows From Financing Activities		
Common stock issued, net of offering costs	1,157,185	487,552
Issuance of notes	137,642	120,000
Net Cash Provided By Financing Activities	1,294,827	607,552
Net Change In Cash	118,306	34,116
Cash at Beginning of Period	281,662	247,546
Cash at End of Period	$ 399,968	$ 281,662

SHARK WHEEL, INC.
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

SHARK WHEEL, INC. ("the Company") is a corporation organized under the laws of the State of California on December 21, 2018. The Company had previously been organized as a limited liability company on October 24, 2012. The Company develops, manufactures, and markets helical wheels that are composed of one or many three-dimensional sine waves. The wheel has advantages over traditional designs in speed, longevity, and off-road capabilities.

Since inception, the Company relied on raising equity, issuing loans and operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principle of Consolidation
The consolidated financial statements include the accounts and activity of Shark Wheel, Inc and subsidiaries: Shark Wheel Industrial Products, LLC, Shark Wheel Skate, LLC, Shiver, LLC and Shark Wheel Sports LLC (d/b/a Fathom. Significant intercompany balances have been eliminated.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $244,242 and $15,062 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms,

primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited.

Inventories
Inventories are valued at the lower of first-in, first-out, cost or market value (net realizable value). Management regularly reviews inventory quantities on hand and records provisions for excess, shrinkage and obsolescence as needed.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $38,873 and $31,865 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from product sales are recognized as they are delivered to end customers. For amounts received where products have not yet been delivered, the Company records a deferred revenue liability. As of December 31, 2020 and 2019, the Company has recorded $0 and $254,415, respectively.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has three classes of Common Stock, all authorized after the conversion of the Company from a limited liability company into a corporation.

NOTE 5 –DEBT

Short-Term Notes
The Company has issued approximately $185,000 promissory notes with customary terms of repayment. Additionally, the Company received $73,400 in funding under the Paycheck Protection Program ("PPP Loans") as authorized by the CARES Act of 2020 to provide stimulus to small- and mid-sized businesses. The provisions of the program provide for forgiveness of the loan when the Company meets certain conditions.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company has borrowed from shareholders for purposes of financing its growth.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

In prior years, the company had suffered significant loses as a result of research and development that has led to the near completion of several key projects. With record sales in the Company, management believes it is poised to incur less losses than in the past.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of raising the limit on a securities offering exempt from registration under Regulation CF. The securities offering will be listed with Wefunder and they will receive compensation for the listing commensurate with its standard terms. The Company has already raised $487,551 as of December 31, 2019 through the issuance of Class C Common Stock.

PPP Loan Forgiveness

The Company has met the conditions for forgiveness set forth by the US Small Business Administration to have their PPP Loans forgiven in March 2021. The Company will record the forgiveness of the PPP Loans as other income in 2021.

Management's Evaluation

Management has evaluated subsequent events through June 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.